Exhibit 2

ADDENDUM TO
ASSET PURCHASE AGREEMENT

This Addendum to the Asset Purchase Agreement entered into the 15th day of August 2006 by and between Gold Fusion Laboratories, Inc. ("Buyer"), a Nevada corporation with a mailing address of 59 West 100 South, Second Floor, Salt Lake City, Utah 84101, and Diversified Holdings X, Inc., a corporation (hereinafter "DHX"), with a business address of 59 West 100 South, Second Floor, Salt Lake City, Utah 84101, hereinafter the “Addendum”

WHEREAS, The Parties to this Addendum and the Asset Purchase Agreement desire to amend and add to the provisions of the August 15, 2006 agreement in the following items: Buyer has acquired and is transferring with its ownership interests in Black Chandelier letters of intent and drafts of final contracts for the leasing of two additional retail store locations for Black Chandelier as a result of the efforts of management of DHX and in exchange for those additional rights and interests Buyer shall have delivered to DHX Two Billion (2,000,000,000) shares of restricted shares of the common stock of Nexia Holdings, Inc. All other terms and agreements of the August 15, 2006 Asset Purchase Agreement shall remain in place and these terms shall be considered only as an amendment and addition thereto.

Entire Agreement. The Addendum contains the entire agreement between the parties hereto and supersedes any and all prior agreements, arrangements or understandings between the parties relating to the subject matter hereof. No oral understandings, statements, promises or inducements contrary to the terms of this Addendum exist.

IN WITNESS WHEREOF, the parties have executed this Addendum the day and year first above written.

GOLD FUSION LABORATORIES, INC.

By: /s/ Richard Surber
Office: President
Printed Name: Richard Surber, President

DIVERSIFIED HOLDINGS X, INC.

By: /s/ Richard Surber
Office: President
Printed Name: Richard Surber, President